Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES OUTLOOK AND REGULATORY UPDATE

January 16, 2013, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) today announced its financial outlook for 2013.  All amounts are in U.S. dollars.

Don Walker, Magna’s Chief Executive Officer commented: “Our outlook reflects the progress we are making in expanding Magna’s business outside of our traditional markets.  Our growing footprint in high growth markets, combined with our strong positions in North America and Europe, further enhances our ability to support our customers on global platforms.  In Europe, our recent focus has been on improving operations and bottom-line results.  We have made progress and continue to implement restructuring actions that we believe should contribute over time to further improvement in our future European financial results.”

2013 OUTLOOK

Light Vehicle Production (Units)
North America	15.3 million
Western Europe	12.0 million

Production Sales
North America	$15.3 billion - $15.7 billion
Europe	$9.0 billion - $9.3 billion
Rest of World	$2.2 billion - $2.5 billion
Total Production Sales	$26.5 billion - $27.5 billion

Complete Vehicle Assembly Sales	$2.5 billion - $2.8 billion

Total Sales	$31.3 billion - $32.7 billion

Operating Margin*…	Mid 5% range

Tax Rate*	Approximately 24.5%

Capital Spending	Approximately $1.4 billion

* Excluding other expense/income, net (unusual items)

… Excluding $158 million amortization of intangibles related to acquisition of E-Car

In addition to our 2013 sales outlook above, we expect an increase in total production sales over the two-year period from 2013 to 2015 of approximately $2.2 billion, based on assumed full year 2015 light vehicle production volumes of approximately 16.7 million units in North America and approximately 12.8 million units in Western Europe.  We expect the increase in total production sales to be split approximately as follows by segment: 70% in North America and 40% in Rest of World, offset by a 10% decline in Europe.

In this outlook we have assumed no material acquisitions or divestitures.  In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2012 rates.

REGULATORY UPDATE

Magna also announced that the previously disclosed investigation by the United States Department of Justice (“DoJ”) into certain practices relating to the Company’s tooling sales has been concluded without any action being taken by the DoJ.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 313 manufacturing operations and 88 product development, engineering and sales centres in 29 countries. Our over 118,000 employees are focused on delivering superior value to our customers through innovative processes built on World Class Manufacturing processes.  Our product capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.   Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, Magna’s: forecasts of light vehicle production in North America and Western Europe; expected consolidated sales, based on such light vehicle production volumes; production sales in its North America, Europe and Rest of World segments, including for years beyond 2013; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; fixed asset expenditures; implementation of action plans and operating results improvement in Europe; growth of our business outside of traditional markets and expansion in high growth regions . Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled production shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks related to the electric vehicle industry; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.   Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.